UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES NEW EXECUTIVE APPOINTMENTS

Moscow, Russia – October 1, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces new executive appointments.
Mr. Vladimir Tytsky, ex-CEO of the Moscow Coke and Gas Plant (part of Mechel
Group) has been appointed CEO of Mechel Steel Management Company. In his new role, Mr. Tytsky will supervise the Group’s steel plants’ operations, further improvement of  their production and financial performance.
Ex-CEO of Mechel Steel Management Company Andrey Deineko has been appointed
Group Vice-president for Technology Development. He will now oversee the capital projects run by the company’s steel plants, including one of its key projects -
construction of a universal rolling mill at the Chelyabinsk Metallurgical Plant.
“Mr. Andrey Deineko is a first-class manager who has contributed a lot to the development of the company’s steel business. In his new role as the Group VP,
Mr. Deineko will utilize his best efforts, unique knowledge and vast experience to introduce cutting-edge production technologies. Taking up his new post, Mr.
Deineko is expected to take to a higher level the work on implementing the company’s capital investment projects.
Mr. Vladimir Tytsky has more than 40 years of experience in a variety of senior executive roles in major organizations and is one of Mechel’s most experienced senior managers. He has been with the company since its establishment. Since Mr.
Tytsky’s appointment as CEO of the Moscow Coke and Gas Plant in 2006, a lot has
been done to make production more efficient. One of the top priorities for
Mechel’s steel division is execution of the company’s new strategy aimed at strengthening its positions on construction steel market and at a greater share on the high-margin products markets. Mr. Tytsky’s experience and expertise are sure to contribute to the intensive development of Mechel’s steel business, thus strengthening the company’s market position even further”, Group CEO Yevgeny
Mikhel remarked.
Profiles:
Andrey D. Deineko

2007-2012 – CEO at Mechel Steel Management Company,
2005-2007 – Head of Industry Department at the Russian Ministry of Industry and
Energy,
2004-2005 – Deputy Head of Industry Department at the Russian Ministry of
Industry and Energy,
2002-2004 – Head of Department of Industrial Innovation Policy in Steelmaking at
the Russian Ministry of Industry, Science and Technology,
1999-2002 – Deputy Plant Manager at the Oskol Electric Arc Furnace Plant,
1998-1999 – Deputy Managing Director at Interfin Interbank Investment and
Finance Company,
1997-1998 – Procurement Director at West Elite,
1976-1997 – engineer, senior engineer, senior researcher, chief of laboratory, team manager, deputy director at the Bardin Central Research and Development
Institute of Ferrous Metallurgy.
Holds an Honourable Metallurgist title.
Holds a graduate degree in metallurgical engineering and a post graduate degree from Moscow Institute of Steel and Alloys.
PhD in engineering science.
Born in 1953.
Vladimir I. Tytsky
2006-2012 – CEO at the Moscow Coke and Gas Plant,
2003-2006 – Group Senior Vice President for Strategy and Integration at Mechel,
2002-2003 – First Deputy Managing Director at Coalmet Trading,
1972-2002 – a number of roles at the Chelyabinsk Metallurgical Plant. Last position held – Deputy Head for Sales and Marketing.
Holds a graduate degree in chemical process engineering from Dnepropetrovsk
Metallurgical Institute.
Holds an Honourable Metallurgist title.
Moscow Region Duma deputy.
Born in 1950.

***
Mechel OAO
Pavel Taran
Phone: +7 495 221-88-88
Е-mail: pavel.taran@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: October 1, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO